MAYER, BROWN, ROWE & MAW LLP

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03 JUL 29 7:21

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(212) 506-2500
Main Fax
(212) 262-1910

REB D. WHEELER
Direct Dial (212) 506-2414
Direct Fax (212) 849-5914
rwheeler@mayerbrownrowe.com

July 28, 2003


03024883

By UPS

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

SUPPL

Re: Schwarz Pharma AG (File No. 82-4406)

Dear Sir or Madam:

Enclosed herewith are the following documents, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Interim Report, dated July 28, 2003.

2. Press Release, dated July 28, 2003.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2414 in connection with this matter. Thank you for your assistance.

Sincerely,

Reb D. Wheeler

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes

dlw 7/30

17156582 02970609

NEWS

SCHWARZ PHARMA

From:	Antje Witte	CORPORATE COMMUNICATIONS
Tel:	+49 2173 48 1866	Alfred-Nobel-Straße 10
Fax:	+49 2173 48 1856	40789 Monheim, Germany
E-mail:	antje.witte@schwarzpharma.com	Internet: www.schwarzpharma.com

July 28, 2003, Interim Report

SCHWARZ PHARMA Sees More Potential In The US Market

- Sales: € 978.1 million (€ 403.1 million)
- Net income: € 143.2 million (€ 9.4 million)
- Omeprazole: Tapping into a broader market
- Outlook: Significant higher sales and earnings in 2003
- R&D: All six development projects are proceeding according to plan

In the first six months of 2003, sales of the SCHWARZ PHARMA GROUP rose by 142.6% to € 978.1 million. US sales increased significantly by 478% to € 703.5 million, driven by the launch of KUDCo's generic Omeprazole. After adjusting for currency effects sales increased by 184%, exceeding € 1.1 billion. Net income increased from € 9.4 million to € 143.2 million in the first half of 2003. Corresponding earnings per share were € 3.20.

"We are pleased with our interim results and the fact that we so far have been able to provide cost savings to over two million US consumers with KUDCo's generic omeprazole." says Patrick Schwarz-Schuette, Chief Executive Officer SCHWARZ PHARMA AG. "We are now beginning an awareness campaign, which is directed to both physicians and patients and includes sales force promotion and direct-to-consumer advertising. This allows KUDCo to expand into a broader ten-billion-Dollar-market."

Omeprazole: Tapping into a broader market

To date KUDCo's omeprazole generic has achieved a substitution rate for Prilosec® of 70%, which translated into sales of € 596 million for the first half of the year. To tap into an even broader market opportunity, KUDCo is currently launching a new phase of its strategy. More than 15 million patients in the US who suffer from acid reflux disease are taking proton pump inhibitors (PPIs), including KUDCo's omeprazole. This market is about $ 10 bn in annual sales and is dominated by branded products. Since KUDCo's omeprazole carries the lowest prescription co-pay for most insured patients, it can

lead to substantial savings and could be an attractive option. To tap into this potential an awareness campaign is being rolled out to both patients and physicians, which includes sales force promotion and direct to consumer advertising.

Outlook: Significant Higher Sales And Earnings In 2003

SCHWARZ PHARMA expects sales to increase from € 964 million in 2002 to € 1.9 billion in 2003 – depending on U.S. dollar average exchange rate effects. Currency hedges have been initiated for the expected 2003 net income, which should increase from € 48 million in 2002 to € 250 million.

Sales And Earnings Development First Half 2003

On an adjusted basis, the SCHWARZ PHARMA Group was able to maintain its sales levels on the European markets (including Germany). However, currency effects and divestitures of products led to a decrease in European sales by 2.4% to 251.8 million. However sales on the German market decreased by 7.5% to € 103.8 million. The 6%-price cut on about 60% of the German product portfolio as well as stock reductions in the wholesale sector led to this decline, which was compensated by the other European affiliates. Sales in Asia rose by 10.6% to € 12.3 million.

In the first six months of 2003 gross profit improved by 207.7% to € 767.2 million and thus grew stronger than sales. This was primarily attributable to the marketing of generic Omeprazole in the USA. Selling, general and administrative expenses rose by 77.3% to € 296.0 million. The main reason for this increase was legal consulting and licensing fees associated with generic Omeprazole. Research and development expense increased by 9.1% to € 65.1 million. They reflect the advanced development activities for the SCHWARZ PHARMA pipeline. Amortization of intangible assets decreased by 6.2% to € 15.8 million. Due the divestiture of two non-strategic product lines in the U.S., an asset impairment in accordance with FAS 142/144 in the amount of € 26.2 million was included in the first quarter of 2003. This divestiture allowed production resources for generic Omeprazole to be expanded as early as the end of March. Other operating expenses totaled € 104.4 million, which resulted from third-party profit sharing of generic Omeprazole. The operating income in the first six months of 2003 improved from € 7.5 million to € 259.6 million. This significant increase is primarily attributable to the strong growth of the U.S. business. Due to a decreased use of debt, the financial result improved from –€ 4.2 million to –€ 2.7 million. Other income rose by 71.3% to € 17.7 million primarily due to currency-exchange gains from hedging activities. Income before taxes in the first half of 2003 totaled € 274.6 million (€ 13.6 million). Taxes on income rose to € 131.4 million (€ 4.6 million), primarily as consequence of higher taxable income in the United States. The Group net income in the first half of 2003 rose to € 143.2

million, up from € 9.4 million in the first half 2002. Corresponding earnings per share were € 3.20.

Statement of Cash Flows and Balance Sheet
Cash Flow quadrupled to € 79.0 million

Cash flow from operating activities rose to € 79.0 million, four times the amount in the first half of 2002. Cash flow from investing activities was € 3.4 million, compared to an outflow of € 6.8 million in the previous year. Cash flow used by financing activities was € 84.3 million, compared to € 5.1 million in the previous year. The short-term debt of the SCHWARZ PHARMA Group was significantly reduced by 81.2% from € 62.5 million to € 11.7 million. Shareholders´ equity increased by 16.1% to € 615.6 million; at 54.7%, the equity ratio increased compared to the end of 2002. The balance sheet total rose by 10.6% to € 1,124.4 million at June 30, 2003.

As of June 30, 2003 the number of employees at SCHWARZ PHARMA was 3,905. The 161 new employees were primarily hired for manufacturing and in clinical development.

The second quarter of 2003:

During the period from April to June 2003, sales of the SCHWARZ PHARMA-Group rose by 134.4% to € 509.9 million. This sales increase would have been 175% if exchange rates had remained unchanged since the previous year. Research and development expenses decreased by 3.1% to € 33.9 million. In the same quarter of the previous year a one-time milestone payment for the new urology project involving the compound SPM969 had impacted the research and development expenses. Adjusted for this payment in 2002 the increase in the 2nd quarter of 2003 was 18.5%, which reflects the development progress in the SCHWARZ PHARMA pipeline.

Operating results in the 2nd quarter of 2003 showed a significant increase to € 149.5 million, which is € 148.3 million higher than the same quarter of the previous year. Net income before taxes increased from € 6.4 million to € 162.3 million. Consequently, the Group net income increased to € 88.6 million (€ 4.6 million). Corresponding earnings per share for the 2nd quarter of 2003 were € 1.98.

R&D: Two phase III projects

Recruitment of patients for the multinational phase III clinical study program with the Parkinson's patch rotigotine CDS has been substantially completed. The phase IIb studies with rotigotine CDS for the treatment of Restless Legs Syndrome started in April. The development pipeline of SCHWARZ PHARMA comprises six projects in clinical development in the area of urology and neurology.

Key data from the interim report 2003:

SCHWARZ PHARMA AG and Subsidiaries

Income Statement (€ million)	Jan. - June 2002	Jan. - June 2003	Change in %
Net Sales	**403.1**	**978.1**	**142.6%**
Cost of goods sold	153.8	210.9	37.2%
Gross profit	249.3	767.2	207.7%
Selling, general and administrative expense	167.0	296.0	77.3%
Research and development expense	59.7	65.1	9.1%
Amortization of intangible assets	16.8	15.8	-6.2%
Impairment expense FAS 142/144	0.0	26.2	n.s.
Other operating income (expense) - net	1.7	(104.4)	n.s.
Operating result	**7.5**	**259.6**	**> 100%**
Financial result	(4.2)	(2.7)	-37.1%
Other income (expense) - net	10.3	17.7	71.3%
Income before income taxes and minority interest	**13.6**	**274.6**	**> 100%**
Taxes on income	4.6	131.4	> 100%
Minority interest	(0.4)	(0.0)	-95.8%
Net income	**9.4**	**143.2**	**> 100%**
Earnings per share in €*	0.21	3.20	
EBITDA (excluding one-time effect)	35.7	323.7	> 100%
EBIT (excluding one-time effect)	8.5	296.1	> 100%
Number of shares			
*Annual Average, million units	43.987	44.749	1.7%
Annual average, diluted, million units	44.264	46.123	4.2%
Basis, June 30, million units	43.987	44.773	1.8%

The quarterly report is available on the Internet: www.schwarzpharma.com

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. In 2002 the company achieved global sales of € 964 million, thereof 75% on international markets outside Germany. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain, overactive bladder syndrome and benign prostatic hyperplasia. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our website: www.schwarzpharma.com
Corporate Communications: Antje Witte, Tel: +49 2173 48 1866

File No. 82-4406

Interim Report 2003

SCHWARZ PHARMA

CORPORATE COMMUNICATIONS
Alfred-Nobel-Straße 10
40789 Monheim, Germany
Internet: www.schwarzpharma.com

July 28, 2003

SCHWARZ PHARMA Sees More Potential In The US Market

- **Sales: € 978.1 million (€ 403.1 million)**

In the first six months of 2003, sales of the SCHWARZ PHARMA GROUP rose by 142.6% to € 978.1 million. US sales increased significantly by 478,3% to € 703.5 million, driven by the launch of KUDCo's generic Omeprazole. Sales in European markets were just below the previous year's level at € 251.8 million. In Asia, sales rose by 10.6% to € 12.3 million.

- **Net income: € 143.2 million**

SCHWARZ PHARMA increased net income from € 9.4 million to € 143.2 million in the first half of 2003. Corresponding earnings per share were € 3.20. Cash flow from operating activities quadrupled from € 19.5 million to € 79.0 million.

- **Omeprazole: Tapping into a broader market**

The cost-effectiveness of KUDCo's generic omeprazole makes it an attractive option for many of the more than 15 million patients in the US who take prescription drugs for acid reflux disease. To tap into this potential an awareness campaign is being rolled out to both patients and physicians.

- **Outlook: Significant higher sales and earnings in 2003**

SCHWARZ PHARMA expects sales to increase from € 964 million in 2002 to € 1.9 billion in 2003 – depending on U.S. dollar average exchange rate effects. Currency hedges have been initiated for the expected 2003 net income, which should increase from € 48 million in 2002 to € 250 million.

- **R&D: All six development projects are proceeding according to plan**

Recruitment of patients for the multinational phase III clinical study program with the Parkinson's patch rotigotine CDS has been substantially completed. The phase IIb studies with rotigotine CDS for the treatment of Restless Legs Syndrome started in April.

Sales Development January – June 2003: Sales: € 978.1 million

In the first six months of 2003, sales of the SCHWARZ PHARMA GROUP rose by 142.6% to € 978.1 million. After adjusting for currency effects sales increased by 184%, exceeding € 1.1 billion.
The development of sales in the pharmaceutical business was as follows:

Breakdown of sales by region


Europe w/o Germany 16%
Asia 1%
USA 72%
Germany 11%

USA

U.S. sales increased significantly from € 121.6 million to € 703.5 million, an increase of 478%. In U.S. Dollars, the sales volume was US$ 774.5 million, up 611% from US$ 109.0 million (+611%) in the same period of the previous year.

The primary sales driver was KUDCo's generig Omeprazole, which contributed to sales with € 595.8 million or US$ 656.0 million. Generic Omeprazole market share is now about 70% of total omeprazole prescriptions. More than two million patients have taken generic Omeprazole so far. Patented products such as the cardiovascular drugs Verelan® PM (verapamil HCL; € 22.5 million; +25%), and Uniretic® (moexipril HCTZ; € 9.5 million; +38%) were also important contributors to growth.

Europe

On an adjusted basis, the SCHWARZ PHARMA Group was able to maintain its sales levels on the European markets. However, currency effects and divestitures of products led to a decrease in European sales by 2.4% to 251.8 million.

Sales on the German market decreased by 7.5% to € 103.8 million. The 6%-price cut on about 60% of the German product portfolio as well as stock reductions in the wholesale sector led to this decline. Adjusted for product divestitures, sales volume in Italy rose by 5.2% to € 29.4 million; without adjustments, sales decreased by 5.3%. Sales in France rose by 2.4% to €

26.7 million. On the Spanish market SCHWARZ PHARMA increased sales by 6.7% to € 22.7 million. In Great Britain, sales fell by 6.4%, but, after adjusting for currency effects, they actually rose by 3.1%. Exchange rate effects also influenced Polish sales, which declined by 2.0%. However, in local currency, sales in Poland rose by 14.1%. Sales in the remainder of Eastern Europe and export sales went up by 8.4% to € 40.3 million.

Asia

Sales of the SCHWARZ PHARMA affiliates in Asia rose by 10.6% to € 12.3 million, adjusted for currency effects sales in Asia went up by 30.2%.

Earnings Development January – June: Net income: € 143.2 million

SCHWARZ PHARMA AG and Subsidiaries

Income Statement (€ million)	Jan. - June 2002	Jan. - June 2003	Change in %
Net Sales	**403.1**	**978.1**	**142.6%**
Cost of goods sold	153.8	210.9	37.2%
Gross profit	249.3	767.2	207.7%
Selling, general and administrative expense	167.0	296.0	77.3%
Research and development expense	59.7	65.1	9.1%
Amortization of intangible assets	16.8	15.8	-6.2%
Impairment expense FAS 142/144	0.0	26.2	n.s.
Other operating income (expense) - net	1.7	(104.4)	n.s.
Operating result	**7.5**	**259.6**	**> 100%**
Financial result	(4.2)	(2.7)	-37.1%
Other income (expense) - net	10.3	17.7	71.3%
Income before income taxes and minority interest	**13.6**	**274.6**	**> 100%**
Taxes on income	4.6	131.4	> 100%
Minority interest	(0.4)	(0.0)	-95.8%
Net income	**9.4**	**143.2**	**> 100%**
Earnings per share in €*	0.21	3.20	
EBITDA (excluding one-time effect)	35.7	323.7	> 100%
EBIT (excluding one-time effect)	8.5	296.1	> 100%
Number of shares			
*Annual Average, million units	43.987	44.749	1.7%
Annual average, diluted, million units	44.264	46.123	4.2%
Basis, June 30, million units	43.987	44.773	1.8%

In the first six months of 2003 gross profit improved by 207.7% to € 767.2 million and thus grew stronger than sales. This was primarily attributable to the marketing of generic Omeprazole in the USA.

Selling, general and administrative expenses rose by 77.3% to € 296.0 million. The main reason for this increase was legal consulting and licensing fees associated with generic Omeprazole.

Research and development expense increased by 9.1% to € 65.1 million. They reflect the advanced development activities for the SCHWARZ PHARMA pipeline; for detailed information see page 8 of this report.

Amortization of intangible assets decreased by 6.2% to € 15.8 million. Due to the divestiture of two non-strategic product lines in the U.S., an asset impairment in accordance with FAS 142/144 in the amount of € 26.2 million was included in the first quarter of 2003. This divestiture allowed production resources for generic Omeprazole to be expanded as early as the end of March.

Other operating expenses totaled € 104.4 million. They resulted from third-party profit sharing (Andrx and Genpharm) of generic Omeprazole.

The operating income in the first six months of 2003 improved from € 7.5 million to € 259.6 million. This significant increase is primarily attributable to the strong growth of the U.S. business.

Due to a decreased use of debt, the financial result improved from –€ 4.2 million to –€ 2.7 million. Other income rose by 71.3% to € 17.7 million primarily due to currency-exchange gains from hedging activities.

Income before taxes in the first half of 2003 totaled € 274.6 million, compared to € 13.6 million in the first six months of the previous year. Taxes on income rose to € 131.4 million compared to € 4.6 million in the first half of 2002, primarily as consequence of higher taxable income in the United States. Adding the effect of a non-deductible impairment loss on product rights, the tax rate rose to 47.8%.

The Group net income in the first half of 2003 rose to € 143.2 million, up from € 9.4 million in the first half 2002. Corresponding earnings per share were € 3.20.

In the first half of the year, there was an average 44.749 million shares outstanding. As of June 30, 2003, there were 44.773 million outstanding shares. Adjusted for granted stock options, the average number of shares was 46.123 million and diluted earnings per share were € 3.11.

Statement of Cash Flows and Balance Sheet
Cash Flow quadrupled to € 79.0 million

SCHWARZ PHARMA AG and Subsidiaries

Cash Flow Statement *(€ million)*	Jan. - June 2002	Jan. - June 2003	Change in %
Cash Flow from Operating Activities	19.5	79.0	> 100%
Cash Flow used in Investing Activities	(6.8)	3.4	n.s.
Cash Flow used in Financing Activities	(5.1)	(84.3)	> 100%
Effects of exchange rates	1.2	(9.7)	n.s.
Changes in cash and cash equivalents	**8.9**	**(11.7)**	**n.s.**
Cash and cash equivalents at beginning of period	32.3	161.3	> 100%
Cash and cash equivalents at end of period	**41.2**	**149.6**	**> 100%**

Balance Sheet

(€ million)	Dec. 31 2002	June 30, 2003	Change in %
Current Assets			
Cash and cash equivalents	161.3	149.6	-7.2%
Marketable securities	3.7	4.2	11.9%
Accounts receivable, less allowance	148.0	315.7	> 100%
Inventories	94.1	126.6	34.6%
Other current assets	35.0	36.5	4.3%
Total current assets	**442.1**	**632.6**	**43.1%**
Property, plant and equipment	172.0	166.1	-3.5%
Goodwill and other intangible assets	295.2	232.1	-21.4%
Long-term investments and other assets	107.3	93.6	-12.7%
	1,016.6	**1,124.4**	**10.6%**
Liabilities			
Short-term debt and current portion of long-term debt	62.5	11.7	-81.2%
Other current liabilities	288.4	375.9	30.4%
Total current short-term liabilities	**350.9**	**387.6**	**10.5%**
Long-term debt	83.8	76.4	-8.8%
Pension and other non-current liabilities	51.6	44.8	-13.2%
Shareholders' equity	530.4	615.6	16.1%
	1,016.6	**1,124.4**	**10.6%**
Number of employees (on the relevant date)	3,744	3,905	4.3%

Cash flow from operating activities rose to € 79.0 million, four times the amount in the first half of 2002.

Cash flow from investing activities was € 3.4 million, compared to an outflow of € 6.8 million in the previous year. SCHWARZ PHARMA had capital expenditures of € 12.0 million (€ 11.0 million) for tangible assets, primarily for the expansion of the Omeprazole production capacities. € 3.6 million (€ 2.0 million) were spent on intangible assets, e.g. product rights. This outflow was

contrasted by the inflow from the sale of product rights in the USA and in Spain in the amount of €19.0 million.

Cash flow used by financing activities was € 84.3 million, compared to € 5.1 million in the previous year. The short-term debt of the SCHWARZ PHARMA Group was significantly reduced by 81.2% from € 62.5 million to € 11.7 million. Compared to the balance as of 01/01/2003, cash and cash equivalents therefore declined by 7.2% from € 161.3 million to € 149.6 million as of 06/30/2003.

Shareholders' equity increased by 16.1% to € 615.6 million; at 54.7%, the equity ratio increased compared to the end of 2002. The balance sheet total rose by 10.6% to € 1,124.4 million at June 30, 2003.

As of June 30, 2003 the number of employees at SCHWARZ PHARMA was 3,905. The 161 new employees were primarily hired for manufacturing and in clinical development.

The second quarter of 2003:

Income Statement *(€ million)*	Apr. - June 2002	Apr. - June 2003	Change in %
Net sales	**217.6**	**509.9**	**134.4%**
Cost of goods sold	81.2	118.5	46.0%
Gross profit	136.4	391.4	187.0%
Selling, general and administrative expense	91.5	151.6	65.6%
Research and development expense	35.0	33.9	-3.1%
Amortization of intangible assets	8.4	7.5	-11.1%
Impairment expense FAS 142/144	0.0	(0.7)	n.s.
Other operating income (expense) - net	(0.2)	(49.6)	> 100%
Operating result	**1.2**	**149.5**	**> 1000%**
Financial result	(2.2)	(1.2)	-43.7%
Other income (expense) - net	7.4	14.0	89.4%
Income before income taxes and minority interest	**6.4**	**162.3**	**> 1000%**
Taxes on income	2.0	73.7	> 100%
Minority interest	(0.2)	(0.0)	-84.0%
Net income	**4.6**	**88.6**	**> 1000%**
Earnings per share* in €	0.10	1.98	

Cash Flow Statement *(€ million)*	Apr. - June 2002	Apr. - June 2003	Change in %
Cash Flow from Operating Activities	13.6	105.0	> 100%
Cash Flow from Investing Activities	0.1	10.6	> 100%
Cash Flow used in Financing Activities	(3.8)	(43.5)	> 100%
Effects of exchange rates	1.0	(5.6)	> 100%
Change in cash and cash equivalents	**10.9**	**66.5**	**> 100%**
Cash in cash equivalents at beginning of period	30.3	83.1	> 100%
Cash in cash equivalents at the end of period	**41.2**	**149.6**	**> 100%**

During the period from April to June 2003, sales of the SCHWARZ PHARMA-Group rose by 134.4% to € 509.9 million. This sales increase would have been 175% if exchange rates had remained unchanged since the previous year.

The gross profit exceeded the sales growth with an increase of 187% to € 391.4 million.

Selling, general and administrative expenses increased by 65.6% to € 151.6 million, significantly less compared to sales growth. The increase is the consequence of costs associated with generic Omeprazole.

Research and development expenses decreased by 3.1% to € 33.9 million. In the same quarter of the previous year a one-time milestone payment for the new urology project involving the compound SPM969 had impacted the research and development expenses. Adjusted for this payment in 2002 the increase in the 2nd quarter of 2003 was 18.5%, which reflects the development progress in the SCHWARZ PHARMA pipeline.

Amortization of intangible assets decreased by 11.1% to € 7.5 million, which was primarily due to exchange rate effects. As of June 30, the 2003 impairment loss was reduced due to the changed average currency translation rate.

Other operating expenses rose to € 49.6 million due to the profit share payable to third parties for generic Omeprazole.

Accordingly, operating results in the 2nd quarter of 2003 showed a significant increase to € 149.5 million, which is € 148.3 million higher than the same quarter of the previous year.

The decreased financial result in the amount of –€ 1.2 million after –€ 2.2 million in the second quarter of 2002 results from the reduced use of debt.

Net income before taxes increased from € 6.4 million to € 162.3 million. Taxes on income were € 73.7.

Consequently, the Group net income increased to € 88.6 million, compared to € 4.6 million in the same quarter in 2002. Corresponding earnings per share for the 2nd quarter of 2003 were € 1.98.

Omeprazole: Tapping into a broader market

To date KUDCo's omeprazole generic has achieved a substitution rate for Prilosec® of 70%, which translated into sales of € 596 million for the first half of the year. Since its launch over 2 million patients have taken KUDCo's generic. To tap into an even broader market opportunity, KUDCo is currently launching a new phase of its strategy. More than 15 million patients in the US who suffer from acid reflux disease are taking proton pump inhibitors (PPIs), including KUDCo's omeprazole. This market is about $ 10 bn in annual sales

and is dominated by branded products. Since KUDCo's omeprazole carries the lowest prescription co-pay for most insured patients, it can lead to substantial savings and could be an attractive option. To tap into this potential an awareness campaign is being rolled out to both patients and physicians, which includes sales force promotion and direct to consumer advertising.

R&D: Two phase III projects

The development pipeline of SCHWARZ PHARMA comprises six projects in clinical development in the area of urology and neurology. Two projects are *already in clinical phase III: rotigotine CDS, a patch for the treatment of* Parkinson's Disease and fesoterodine for the treatment of overactive bladder/urinary incontinence. In addition, three projects are in phase IIb: Harkoseride for the treatment of diabetic neuropathic pain and epilepsy, and rotigotine CDS for the treatment of Restless Legs Syndrome (RLS). Additionally, a project for the therapy of benign prostate hyperplasia is in phase I development.

The multinational phase III clinical study program for the Parkinson's patch rotigotine CDS is progressing well. Recruitment of patients is substantially complete. Results should be available in the first quarter of 2004, and approval applications for the USA and Europe are planned for the end of 2004.

Since the end of April 2003 patients are recruited for a phase IIb study to evaluate the effectiveness of rotigotine CDS for the indication of Restless Legs Syndrome. A total of 250 patients will be treated in double-blind, placebo-controlled tests for six weeks. Results should be available in the third quarter of 2004.

Phase IIb-studies involving the compund harkoseride for the treatment of diabetic neuropathy will start in the forth quarter of 2003. The results of the phase II were very promising: a double-blind, placebo-controlled study has demonstrated a significant reduction of pain symptoms with very good tolerance.

The results of the phase IIb, double blind and placebo-controlled studies with harkoseride for the treatment of epilepsy should be available in the third quarter of 2004.

In the fourth quarter of 2003 patients will be recruited in phase III clinical studies for the compound fesoterodine for the treatment of hyperactive bladder/urinary incontinence. Fesoterodine demonstrated a significant dose-related reduction of symptoms in double-blind, placebo-controlled phase IIb studies and was well tolerated by patients.

Clinical phase I studies are currently in progress for the compound SPM969 for the treatment of benign prostate hyperplasia. The phase IIb study program is scheduled to begin in 2004.

Financial Calendar

October 27, 2003	3rd Quarter Report 2003
February, 2004	4th Quarter Report 2003; Analysts' conference
Mai 26, 2004	Annual Meeting of Shareholders

This interim report, our annual report and additional information are available on the Internet at: www.schwarzpharma.com

Corporate Communications

SCHWARZ PHARMA AG

Alfred-Nobel-Straße 10

40789 Monheim

Phone +49-(0)2173-48-1377 and -1238

Fax +49-2173-48-1856

Email info@schwarzpharma.com

Antje Witte, Investor Relations

Phone +49-2173-48-1866

Email antje.witte@schwarzpharma.com